

October 24, 2023

George R. Bracken
Executive Vice President – Finance
National Beverage Corp.
8100 SW Tenth Street, Suite 4000
Fort Lauderdale, FL 33324

> **Re: National Beverage Corp.**
> **Form 10-K for the Fiscal Year Ended April 29, 2023**
> **Response dated October 12, 2023**
> **File No. 001-14170**

Dear George R. Bracken:

We have reviewed your October 12, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 15, 2023 letter.

10-K for Fiscal Year Ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

1. We note your response to prior comment 1 and reissue it in part. Please explain how you evaluate climate-related regulations and business trends, and describe your analytical procedure in determining that you have not observed, in any quantifiable manner, each of the indirect consequences of climate-related regulations or business trends for which disclosure was not deemed necessary. In addition, describe your analyses in concluding that to date you had not experienced a material impact on your operations due to being perceived as inattentive to the risks of climate change and/or unresponsive to increasing demands for information and action by various stakeholders. Please also describe your analyses for your determination that you have not identified any material increase or decrease in demand for your products due to the potential adverse consequences to your

reputation resulting from your operations or products that produce material greenhouse gas emissions, and provide support for your determinations of materiality.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation